Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Kenneth L Greenberg Partner kgreenberg@stradley.com 215.564.8149

January 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Kenneth Ellington
Mr. John M. Ganley

Re:	Fundrise Income Real Estate Fund, LLC
File No. 333-260172

Dear Mr. Ellington and Mr. Ganley:

This letter responds to the accounting comments provided by Mr. Ellington on December 6, 2021 and December 10, 2021 to the counsel of Fundrise Income Real Estate Fund, LLC (the “Acquiring Fund”), Kenneth L. Greenberg and to the disclosure comments  provided by Mr. Ganley to Mr. Greenberg on December 29, 2021 regarding the pre-effective amendment no. 1 to the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed merger of the six real estate investment trusts (“REITs”) into the Acquiring Fund. The Registration Statement was filed via the EDGAR system on November 24, 2021.  We have summarized each of your comments below, in the order you provided them, and have set forth the Acquiring Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Accounting Comments on the Registration Statement:

1.
Comment:  Please ensure that all footnotes required by Article 12-12 of Regulation S-X (e.g., identification of non-income producing securities) are included in the Pro Forma Combined Schedule of Investments.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

Response:  Revised as requested.

2.
Comment: Please include share adjustments depicting the issuance of shares in the Acquiring Fund in exchange for shares of the Target Companies in the Pro Forma Combined Statement of Assets and Liabilities.

Response:  Revised as requested.

3.	Comment: Please disclose pro forma adjustments in the Notes to Pro Forma Combined Financial Information in both dollars and basis points.

Response:  Revised as requested.

4.	Comment: Please disclose that the Acquiring Fund will be the accounting survivor in the Notes to the Pro Forma Combined Financial Information.

Response:  Revised as requested.

5.
Comment: Please include additional information about each investment in the pro forma combined schedule of investments that is similar to that which is disclosed in the “Our Investments” section of the semi-annual report for each of the Target Companies (e.g., location, type of property, date of acquisition, interest rate, maturity date, etc.)

Response:  Revised as requested.

6.
Please discuss in correspondence whether the Fund’s unconsolidated operating entities are pooled investment vehicles as described in the “Staff Response to Questions Regarding Disclosure of Fund of Funds Expenses” FAQ dated May 23, 2007.

Response:  None of the Fund’s unconsolidated operating entities are considered pooled investment vehicles as described in the “Staff Response to Questions Regarding Disclosure of Fund of Funds Expenses” FAQ dated May 23, 2007.   The unconsolidated operating entities are all operating companies.
Disclosure Comments on the Registration Statement:
Comments on the Joint Information Statement/Prospectus
1.	Text: First sentence of the Shareholder Letter states:
“The attached Joint Information Statement/Prospectus (the “Information Statement”) provides information about a proposed merger in which six real estate investment trusts (“REITs”), Fundrise Income eREIT II, LLC; Fundrise

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

Income eREIT III, LLC; Fundrise Income eREIT 2019, LLC; Fundrise Income eREIT V, LLC; Fundrise eREIT XIV, LLC and Fundrise Real Estate Investment Trust, LLC (each a “Target Company” and together, the “Target Companies”), will be merged with and into Fundrise Income Real Estate Fund, LLC (the “Acquiring Fund”), a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an “interval fund” (each a “Merger” and together, the “Mergers”).”
Comment:  Consider listing the Target Companies in the sentence straight down like:
Fundrise Income eREIT II, LLC;
Fundrise Income eREIT III, LLC;
Fundrise Income eREIT 2019, LLC;
Fundrise Income eREIT V, LLC;
Fundrise eREIT XIV, LLC and
Fundrise Real Estate Investment Trust, LLC (each a “Target Company” and together, the “Target Companies”).
Response:  Revised as requested.

2.	Text: The third to last sentence of the last paragraph of the Shareholder Letter states:
“Please note that the Mergers are expected to be treated as tax-free reorganizations.”
Comment:  Revise the sentence to state that the Mergers are not expected to have tax consequences.
Response:  The Registrant believes that using the term “tax-free reorganization” is appropriate because it is the reorganization that has tax-free consequences.  The Registrant will add clarifying language that states: “Each Merger is anticipated to be a tax-free reorganization, which means that shareholders should not be required to pay any U.S. federal income tax in connection with a Merger.”

3.	Text: First sentence of the Joint Information Statement/Prospectus states::
This Joint Information Statement/Prospectus (“Information Statement”) contains information related to an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”), dated December __, 2021], by and among the Fundrise Income eREIT II, LLC (“Income eREIT II”); Fundrise Income eREIT III, LLC (“Income eREIT III”); Fundrise Income eREIT 2019,

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

LLC (“Income eREIT 2019”); Fundrise Income eREIT V, LLC (“Income eREIT V”); Fundrise eREIT XIV, LLC (“eREIT XIV”), and Fundrise Real Estate Investment Trust, LLC (“Income eREIT”) (each, a “Target Company” and collectively, the “Target Companies”), and the Fundrise Income Real Estate Fund, LLC (the “Acquiring Fund”), whereby each Target Company will merge with and into the Acquiring Fund and the Acquiring Fund will continue as the surviving entity (each a “Merger” and together the “Mergers”).
Comment:  Consider listing the Target Companies in the sentence straight down like:
Fundrise Income eREIT II, LLC;
Fundrise Income eREIT III, LLC;
Fundrise Income eREIT 2019, LLC;
Fundrise Income eREIT V, LLC;
Fundrise eREIT XIV, LLC and
Fundrise Real Estate Investment Trust, LLC (each a “Target Company” and together, the “Target Companies”)
Response:  Revised as requested.

4.	Text: Second paragraph of the Joint Information Statement/Prospectus states:
At the effective time of a Merger, for each respective Target Company, (1) the Target Company will be merged with and into the Acquiring Fund and the Acquiring Fund will be the surviving entity of the Merger and the separate existence of the Target Company shall terminate; (2) the real and personal property, other assets, rights, privileges, immunities, powers, purposes, franchises, liabilities, and obligations of the Target Company will continue unaffected and unimpaired by the Merger and shall be merged into the Acquiring Fund; and (3) the Acquiring Fund will issue Acquiring Fund common shares to the shareholders of the Target Company for each issued and outstanding common share of the Target Company based on the net asset value (“NAV”) per share of the Acquiring Fund’s common shares (as of the date of the Merger) divided by the NAV per share of the Target Company’s common shares (as of the date of the Merger).  The NAV per share of each Target Company and the Acquiring Fund will be determined in accordance with the requirements of the 1940 Act, Accounting Standards Codification 820 of the Financial Accounting Standards Board’s Generally Accepted Accounting Principles’ guidance, and the valuation procedures and the Limited Liability Company Operating Agreements (an “Operating Agreement”) of each of the Target Companies and the Acquiring Fund.  Immediately following the effective time of the Merger, the Acquiring Fund will distribute the common

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

shares of the Acquiring Fund to shareholders of the Target Company and shareholders of each Target Company receiving shares of the Acquiring Fund through the distribution shall be admitted as shareholders of the Acquiring Fund according to the terms of the Acquiring Fund’s Operating Agreement.  The total value of the Acquiring Fund shares that shareholders will receive in a Merger will be the same as the total value of the shares of the Target Company that shareholders held immediately prior to the Merger.
Comment:  Consider stating this paragraph in plain English.
Response:  Revised as requested.

5.	Text: Seventh paragraph of the Joint Information Statement/Prospectus listing available documents states:
“Additional information about each Target Company and the Acquiring Fund is available in the following:
•	Offering Circulars for the Target Companies
•	Annual and semi-annual reports to shareholders of the Target Companies
•	Prospectus for the Acquiring Fund
•	Statement of Additional Information (“SAI”) for the Acquiring Fund”
Comment:  Consider adding a hyperlink to the offering circulars.
Response:  A hyperlink will be added in the final pre-effective amendment filing and definitive document.

6.	Text: First paragraph of the Synopsis on page 1 states:
This Information Statement provides information regarding the Merger Agreement that will have the effect of merging each Target Company with and into the Acquiring Fund, as summarized below.  At the effective time of a Merger, for each respective Target Company, (1) the Target Company will be merged with and into the Acquiring Fund and the Acquiring Fund will be the surviving entity of the Merger and the separate existence of the Target Company shall terminate; (2) the real and personal property, other assets, rights, privileges, immunities, powers, purposes, franchises, liabilities and obligations of the Target Company will continue unaffected and unimpaired by the Merger and shall be merged into the Acquiring Fund; and (3) the Acquiring Fund will issue Acquiring Fund common shares to the shareholders of the Target Company for each issued and outstanding common share of the Target

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

Company based on the NAV per share of the Acquiring Fund’s common shares (as of the date of the Merger) divided by the NAV per share of the Target Company’s common shares (as of the date of the Merger).  The NAV per share of each Target Company and the Acquiring Fund will be determined in accordance with the requirements of the 1940 Act, Accounting Standards Codification 820 of the Financial Accounting Standards Board’s Generally Accepted Accounting Principles’ guidance, and the valuation procedures and the Operating Agreement of each of the Target Companies and the Acquiring Fund.  Immediately following the effective time of the Merger, the Acquiring Fund will distribute the common shares of the Acquiring Fund to shareholders of the Target Company and shareholders of each Target Company receiving shares of the Acquiring Fund through the distribution shall be admitted as shareholders of the Acquiring Fund according to the terms of the Acquiring Fund’s Operating Agreement.
Comment:  Consider revising the paragraph to be in plain English.
Response:  Revised as requested.

7.	Text: Table on page 4 comparing Investment Strategies
Comments:
(a)  Consider grouping together the investments that apply to both the Target Company and the Acquiring Fund and the investments that apply only to the Acquiring Fund.
Response:  Revised as requested.

(b)  Consider adding a sentence that highlights the key differences between the Target Fund and Acquiring Fund like the statement found above a similar chart on page 16 which states:
“Notably, the Acquiring Fund’s principal investments  are the same as those in which most Target Companies may invest, but the Acquiring Fund will also make principal investments in residential real estate and development projects.”
Response:  Revised as requested.

(c)   Clarify the difference between commercial versus residential investments.  Does the term residential apply to single family homes only?  It appears that apartment buildings which a layman might consider to be residential are actually considered commercial.

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

Response:  The Acquiring Fund anticipates that certain of its private commercial real estate investments may be in investments related to multifamily and single family residential real estate that is commercially owned, financed, and managed.  These commercially owned, financed and managed residential real estate assets are considered to be a type of commercial real estate.  These investments may include, but will not be limited to, professionally-managed communities of single-family rentals that are purpose “build-for-rent” properties frequently located in contiguous portfolios, professionally-managed multifamily properties, or land to support new homebuilding construction, whether for single family or multifamily units.
Generally, real estate properties in which the owner owns and occupies the property as a residence is considered to be solely residential real estate as opposed to single family or multi-family rental properties which are considered to be a type of commercial real estate.

8.	Text: The last paragraph on page 4 states:
The principal investment strategies of the Acquiring Fund are similar to the principal investment strategies of each Target Company.  Each Target Company and the Acquiring Fund pursues its respective investment objective by originating, investing in and managing a diversified portfolio of commercial real estate investments. Each Target Company and the Acquiring Fund expects to use substantially all of its respective assets to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans (“B-Notes”), mezzanine loans, and participations in such loans) and to acquire investments in commercial real estate (through majority-owned subsidiaries and joint ventures with rights to receive preferred economic returns). Each Target Company and the Acquiring Fund may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other real estate-related assets.  However, the Acquiring Fund will also invest in residential real estate through co-investment arrangements, non-controlled joint ventures, and subsidiaries where the Acquiring Fund owns all or a majority of the voting securities of such subsidiary (collectively, “Real Estate Investment Vehicles”) and residential real estate loans and residential mortgage-backed securities (“RMBS”), residential CDOs and residential REIT senior unsecured debt.
Comment:  Consider whether this paragraph is necessary.  It seem superfluous.
Response:  The paragraph has been removed.

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

9.	Text: Discussion of “Investment Strategies” on pages 4-6.
Comment:  See attached information compiled from the Fundrise website.  For each REIT, consider adding disclosure about (1) location of  the project; (2) type of project (e.g. new apartment development, apartment stabilization etc.) and (3) investment type/where it resides in capital structure (e.g., JV equity, senior debt, mezzanine debt).
Response:  Revised as requested.

10.	Text: Page 6- Table summarizing Portfolio-wide Leverage Limits
Comment:  Are  the Target Companies using leverage and will the Acquiring Fund use leverage?  If the Target Companies do not currently  use leverage, state that fact.  If the Acquiring Fund does not intend to use leverage during its first year, state that fact.
Response:  The Target Companies currently use leverage through related-party loans which will be paid off prior to the Mergers.  The Acquiring Fund does not intend to use leverage during its first year of operations.  Additional disclosure has been added about the Target Companies’ and Acquiring Fund’s use of leverage.

11.	Text: The last sentence of the first paragraph under the section titled “How do the expenses of the Target Companies compare to the Acquiring Fund” states:
“For accounting and financial information purposes, the Acquiring Fund will be the accounting survivor of the Mergers.”
Comment:  Explain what it means for the Acquiring Fund to be the accounting survivor (i.e., the financial information and performance  of the Target Companies will not continue).
Response:  Revised as requested.

12.	Text: Page 12, second paragraph under “Redemption Procedures” states:
“The Acquiring Fund, as an interval fund, is required pursuant to Rule 23c-3 under the 1940 Act to offer to redeem between 5% and 25% of outstanding shares each quarter. In connection with each quarterly repurchase offer, it is likely that the Acquiring Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding shares.”
Comment:  Add disclosure that states that shares of the Acquiring Fund will be redeemed at net asset value.

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
January 7, 2022

Response:  Revised as requested.

13.	Text: Signature Page in Part C.
Comment:  Once Acquiring Fund is organized, please have the signature page signed by the Board and appropriate officers.
Response:  Once the Acquiring Fund is organized, the signature page for the pre-effective amendment that will be filed after the organizational meeting will be signed by the Board and the appropriate officers.

* * * * * * * *
Please do not hesitate to contact me at (215) 564-8149, or in my absence, Sara P. Crovitz at (202) 507-6414 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.